UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2024

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Issuance of Press Release

On April 16, 2024, Turbo Energy, S.A. (the “Company” or “Turbo Energy”) issued a press release announcing that El Corte Inglés S.A., the biggest department store group in Europe and the third largest worldwide, has launched Turbo Energy’s GoSolar offering for sale this week. A copy of that press release is attached as Exhibit 99.1 hereto.

On April 18, 2024, the Company issued a press release announcing its financial results and providing a business update for the fiscal year ended December 31, 2023. A copy of that press release is attached as Exhibit 99.2 hereto.

The press releases furnished in this report as Exhibits 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits

Exhibit No.	Description
Exhibit 99.1	Press Release titled “El Corte Inglés S.A. Begins Selling Turbo Energy’s GoSolar Solution” dated April 16, 2024
Exhibit 99.2	Press Release titled “Turbo Energy Announces Financial Results for Year Ended December 31, 2023” dated April 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024	Turbo Energy, S.A.

	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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